UNITED STATES
                              SECURITIES AND EXCHANGE COMMISSION
                                    Washington, D.C.  20549


                                         SCHEDULE 13D
                                       (Amendment No. 7)

                           Under the Securities Exchange Act of 1934



                              American Real Estate Partners, L.P.

                                       (Name of Issuer)

                 Depositary Units Representing Limited Partnership Interests

                                (Title of Class of Securities)

                                          029169 10 9

                                        (CUSIP Number)

                                         Marc Weitzen, Esq.
                         Gordon Altman Butowsky Weitzen Shalov & Wein
                        114 West 47th Street, New York, New York 10036
                                        (212) 626-0888

                 (Name, Address and Telephone Number of Person Authorized to
                              Receive Notices and Communications)

                                         July 27, 1994

                    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of   Pages
                              There are no Exhibits.

                                 SCHEDULE 13D

        The Schedule 13D filed with the Securities and Exchange Commission on September 24, 1990 by Meadowstar Holding Company, Inc., a Delaware corporation, Carl C. Icahn, Unicorn Associates Corporation, a New York corporation, ACF Industries Incorporated, a New Jersey corporation, Icahn Capital Corporation, a Delaware corporation, and Icahn Holding Corporation, a Delaware corporation (collectively, the "Icahn Group"), as amended by Amendment No. 1 dated
November 16, 1990, Amendment No. 2 dated March 19, 1992, Amendment No. 3 dated March 18, 1993, Amendment No. 4 dated May 13, 1993, Amendment No. 5 dated
March 24, 1994 and Amendment No. 6 dated July 28, 1994 is further amended to furnish the additional information set forth below:

Item 2. Identity and Background

        Information contained in Schedule A of Item 2 is hereby amended and restated as set forth in Schedule A to this amendment.

Item 4. Purpose of Transaction

        Information contained in Item 4, as filed on behalf of the Registrants with the Securities and Exchange Commission (the "SEC") as Amendment No. 6 to Schedule 13D on July 28, 1994, is amended and restated in its entirety as follows:

         On July 27, 1994, AREP filed a registration statement on Form S-3 with the SEC in connection with the proposed Rights Offering (the
"Registration Statement"). AREP is proposing to distribute at no cost to holders of Units on the record date (the "Record Date") one subscription right (each, a "Right") for each seven Units held. Each Right entitles the holder thereof ("Rights Holder") to purchase the following securities:
(i) one Unit and (ii) three 5% cumulative pay-in-kind redeemable convertible preferred units (the "Preferred Units"), a new class of security representing limited partner interests in AREP. Each Record Date holder of Rights
("Record Date Holder") who fully exercises all of his basic subscription rights originally issued to him (the "Basic Subscription Right") will either (a) if AREP receives at least $45 million of gross proceeds from Rights Holders
(other than the Icahn Group and its affiliates) who exercise their Basic Subscription Rights, be entitled to exercise an over-subscription privilege (the "Over-Subscription Privilege") for any Units and Preferred Units that are not purchased through the exercise of all Basic Subscription
Rights, or (b) if AREP receives less than $45 million of gross proceeds from Rights Holders (other than the Icahn Group and its affiliates) who exercise their Basic Subscription Rights, be entitled to subscribe for additional
Units (the "Additional Right"), up to an amount that, when added to the gross proceeds raised through the exercise of the Basic Subscription Rights, will provide AREP with an amount equal to the amount it would have raised had all Basic Subscription Rights been exercised (the "Guaranteed Amount").

        Prior to the Record Date, the Icahn Group intends to transfer
1,365,768 Depositary Units to a presently dormant Delaware limited partnership (the "Guarantor") whose general partner will be American
Property Investors, Inc., a Delaware corporation wholly owned by Carl C.
Icahn ("Icahn") and the general partner of AREP (the "General Partner") and whose limited partner(s) will be an affiliate of Icahn. It is proposed that in connection with the Rights Offering, the Guarantor will agree (i) to subscribe for and purchase 191,208 Units and 585,624 Preferred Units through the exercise of its Basic Subscription Rights, (ii) to subscribe for all other Units and Preferred Units pursuant to the Over-Subscription Privilege, if one is granted, and, subject to proration, to purchase such additional
Units and Preferred Units and (iii) to subscribe for all additional Units, through the exercise of its Additional Rights, if such rights are granted, necessary to provide AREP with the Guaranteed Amount and, subject to
proration, to purchase such additional Units.   Therefore, AREP would be
assured of receiving gross proceeds from the offering in an amount equal to the Guaranteed Amount. (The proposed agreement which encompasses, among other things, the Guarantor's agreement to subscribe to the securities offered in the Rights Offering is herein referred to as the "Subscription Guaranty.")

        It is contemplated that in consideration of the Guarantor's commitment, AREP would issue warrants to the Guarantor to purchase additional Units (the "Warrants"). The terms of the Subscription Guaranty and the terms of the Warrants, including the number of Units to be acquired pursuant to exercise of such warrants, have not been fully determined as of the date hereof. The issuance of the Warrants to the Guarantor as compensation for its Subscription Guaranty must be approved by the Audit Committee of the Board of Directors of the General Partner. The Audit Committee consists solely of directors not affiliated with the General Partner or any of its affiliates including the Guarantor and Icahn. In considering the compensation to be paid to the Guarantor, the Audit Committee will review and consider the opinion provided to it by an investment banking firm which will render its opinion to the Board of Directors solely with respect to such compensation to the effect that such compensation is fair to AREP and its Partners from a financial standpoint.

        Assuming the completion of the Rights Offering and the exercise by all Rights Holders of their Basic Subscription Rights, the Icahn Group, through the Guarantor, will own a total of 1,556,976 Units (representing
9.85% of the Units outstanding after giving effect to the Rights Offering) and 573,624 Preferred Units. If other Rights Holders do not exercise their Basic Subscription Rights, the Icahn Group, through the Guarantor,could acquire additional Units (the number of which cannot as of the date hereof be determined, but which may nonetheless be significant).

        In addition, it is contemplated that the General Partner has agreed that in the event that a distribution is not made to the holders of Preferred Units for a two-year period, a meeting may be called by holders owning at least 10% of the total number of Preferred Units then outstanding, to elect two nominees for the Board of Directors of the General Partner and its Audit Committee.

        Except as set forth above, the Icahn Group has no present plans or intentions which would result in or relate to any of the transaction described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                                  SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  July 29, 1994


                                    AMERICAN PROPERTY INVESTORS, INC.

                                    By:/s/ Carl C.Icahn
                                        Carl C. Icahn, Chairman of the Board
                                         and President


                                    UNICORN ASSOCIATES CORPORATION

                                    By:/s/ Edward E. Mattner
                                        Edward E. Mattner, President
                                         and Treasurer


                                    ACF INDUSTRIES, INCORPORATED

                                    By:/s/ Carl C. Icahn
                                        Carl C. Icahn, Chairman of the Board


                                    ACF INDUSTRIES HOLDING CORP.

              [Signature Page for Schedule 13D, Amendment No. 7]

                                    By:/s/ Carl C. Icahn
                                        Carl C. Icahn, Chairman of the Board



                                    HIGHCREST INVESTORS CORP.

                                    By:/s/ Carl C. Icahn
                                        Carl C. Icahn, Chairman of the Board
                                         and President


                                    HOLDING CORPORATION

                                    By:/s/ Carl C. Icahn
                                        Carl C. Icahn, President


                                    CARL C. ICAHN

                                    By:/s/ Carl C. Icahn
                                        Carl C. Icahn




          [Signature Page for Schedule 13D, Amendment No. 7]

                              Amended Schedule I


Information relevant to Item 2 on the Form 13D

Carl C. Icahn (United States citizen)
100 South Bedford Road
Mt. Kisco, NY 10549

Carl C. Icahn is a director of each of American Property Investors, Icahn Holding, Highcrest, Holding, ACF and Unicorn, and is in a position to directly and indirectly determine the investment and voting decisions made by each of the Registrants.


American Property Investors, Inc. (Delaware corporation)
90 South Bedford Road
Mt. Kisco, NY 10549

Executive Officers and Directors:
        Carl C. Icahn - Director and Chairman of the Board
        Alfred D. Kingsley - Director
        William A. Leidesdorf - Director
        Jack G. Wasserman - Director
        Mark H. Rachesky - Director and Vice President
        John P. Saldarelli - Vice President, Secretary and Treasurer Henry J. Gerard - Vice President and Controller
        Martin L. Hirsch - Vice President


American Property Investors, Inc. is the general partner of the Issuer and in that capacity, conducts the business of the Issuer.

Icahn Holding Corporation (Delaware corporation)
100 South Bedford Road
Mt. Kisco, NY 10549

Executive Officers and Directors:
        Carl C. Icahn - Director and President
        Joseph D. Freilich - Director, Secretary and Treasurer
        Richard T. Buonato - Vice President and Controller
        Mark H. Rachesky - Managing Director
        Gail Golden - Assistant Secretary

Icahn Holding's business consists of holding the capital stock of Highcrest, among other corporations and partnerships.

Highcrest Investors Corp. (Delaware corporation)
100 South Bedford Road
Mt. Kisco, NY 10549

Executive Officers and Directors:
        Carl C. Icahn - Director, Chairman of the Board and President Richard T. Buonato - Director, Senior Vice President and Treasurer Edward E. Mattner - Director
        Mark H. Rachesky - Managing Director
        Gail Golden - Vice President and Secretary
        Richard A. Rubin - Assistant Secretary
        William S. Auslander - Assistant Secretary

Highcrest's business consists of holding the capital stock of Holding.

ACF Industries Holding Corp. (Delaware corporation)
100 South Bedford Road
Mt. Kisco, NY 10549

Executive Officers and Directors:
        Carl C. Icahn - Director and Chairman of the Board
        Richard T. Buonato - Director, Vice President and Secretary Robert J. Mitchell - President and Treasurer

Holding's business consists of holding the capital stock of ACF.

ACF Industries, Incorporated (New Jersey corporation)
3301 Rider Trail South
Earth City, MO  63045-1393

Executive Officers and Directors:
        Carl C. Icahn - Director and Chairman of the Board
        Alfred D. Kingsley - Director and Vice Chairman of the Board
        James J. Unger - Director and President
        Roger D. Wynkoop - Executive Vice President
        James C. Bates - Vice President and Chief Financial Officer
        Carl D. Eckhoff - Vice President-Taxes
        John L. Bowers - Vice President and General Manager-Manufacturing
                         Operations
        William L. Finn - Vice President-Operations and General Manager-New
                          Business  Group
        David R. Sutliff - Vice President-Engineering
        George E. Sullivan - Vice President-Sales and Leasing
        Robert J. Mitchell - Treasurer and Secretary
        Umesh Choksi - Assistant Treasurer
        Janet A. Kniffen - Assistant Secretary
        Gail Golden - Assistant Secretary
        Mark H. Rachesky - Assistant Secretary
        Richard A. Rubin - Assistant Secretary
        William S. Auslander - Assistant Secretary

ACF is primarily engaged in the leasing, sale and manufacture of railroad freight and tank cars and is the sole shareholder of Unicorn.


Unicorn Associates Corporation (New York corporation)
100 South Bedford Road
Mt. Kisco, NY 10549

Executive Officers and Directors:
        Carl C. Icahn - Director
        Edward E. Mattner - President and Treasurer
        Gail Golden - Vice President and Secretary

Unicorn is primarily engaged in investing in securities.